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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Linn Energy, LLC

Full Name of Registrant

Former Name if Applicable

650 Washington Road, 8th Floor

Address of Principal Executive Office (Street and Number)
Pittsburgh, Pennsylvania 15228

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is submitting this Form 12b-25 in order to allow for the restatement of its financial results for the period March 13, 2003 (inception) through December 31, 2003 and for the year ended December 31, 2004. The restatement of these prior periods principally relates to adjustments identified by the Company related to the accounting for the purchase price of acquisitions of natural gas and oil properties completed during those periods. When the Company acquires natural gas and oil properties, the effective date of such acquisitions is typically earlier than the closing date. The Company then receives cash for the natural gas and oil produced subsequent to the effective date. Amounts received for natural gas and oil produced by acquired companies from the effective date to the closing date of the respective acquisitions were recognized in the 2003 and 204 periods as revenue instead of as an adjustment to the purchase price of the related acquisition. The Company currently estimates that the purchase price accounting adjustments will decrease revenue by approximately $1.4 million and $1.7 million, and increase net loss (after giving effect to associated adjustments to operating expense and depreciation, depletion and amortization expense) by approximately $0.8 million and $1.2 million, for the 2003 and 2004 periods, respectively. The Company does not currently expect adjustments to the information provided in its earnings release for the year ended December 31, 2005 reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2006, expect for amounts affecting depreciation, depletion and amortization expense for the period.
The Company plans to complete its evaluation of this matter prior to the filing of its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), and plans to file restated financial statements for the period March 13, 2003 (inception) through December 31, 2003 and for the year ended December 31, 2004 with the filing of its 2005 Form 10-K.
Because preparation and completion of the Company’s financial statements in connection with its 2005 Form 10-K including the restatements to its financial statements described above are ongoing, the effect of the accounting adjustments described above is preliminary and subject to adjustment.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David J. Grecco, Esq.	412	440-1400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Linn Energy, LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006	By	/s/ Donald T. Robinson, Chief Accounting Officer